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October 19, 2011

VIA EDGAR
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
ATTN: Document Control -- Edgar

RE:   RiverSource Life Insurance Company ("Company")
         on behalf of RiverSource
      Variable Account 10 ("Registrant")
      Initial Registration Statement on Form N-4
      Investment Company Act No. 811-07355

          RiverSource Retirement Group Variable Annuity Contract II

Dear Commissioners:

On behalf of Registrant, the Company is filing electronically Registrant's Initial Registration Statement on Form N-4. The purpose of this filing is to create a new group variable annuity contract to be sold through an existing separate account.

In accordance with SEC Release No. IC-13768 (February 15, 1984), Registrant requests selective review of this Initial Registration Statement. Registrant requests selective review because this Registration Statement is substantially similar to Registrant's Post-Effective Amendment No. 64, File No. 333-79311, filed on or about April 22, 2011. Registrant does not believe any problem areas exist that would warrant particular attention. The contract described in this Initial Registration Statement differs fundamentally from those described in the Post-Effective Amendment No.64 in the following respects:

- The prospectus describes group variable annuity contract and certificate issued thereunder, which are designed to fund employer group retirement plans that meet requirements of the Section 403(b) of the Code;

- The contract does not have surrender charge schedule and surrender charges;

- The contract does not offer optional death benefits or optional living benefits.

If there is anything I can do to expedite review of the enclosed Initial Registration Statement, or if you have any questions or comments, please call me at (612) 678-4177 or Boba Selimovic at (612) 671-7449. Thank you for your attention to this matter.

Very truly yours,

/s/ Dixie Carroll
-------------------------------------
Dixie Carroll
Assistant General Counsel
and Assistant Secretary